Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 15, 2024

TO THE PROSPECTUS DATED FEBRUARY 7, 2024

This Supplement No. 1 supplements, and should be read in conjunction with our prospectus dated February 7, 2024. Defined terms used in this Supplement No. 1 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to update the transaction price for Class S, Class I, Class T and Class D shares of our common stock as of March 1, 2024;
•
to disclose the calculation of our January 31, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
•
to update our portfolio disclosure; and
•
to provide an update on the status of our public offerings.

March 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2024 (and repurchases as of February 29, 2024) is as follows:

Transaction Price (per share)
Class S	$22.06
Class I	$22.07
Class T	$22.06
Class D	$22.07

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

January 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	January 31, 2024	December 31, 2023
Investment in real estate	$1,013,298,000	$1,013,298,000
Investments in real estate-related assets	33,605,967	33,609,600
Investment in debt securities	10,166,819	9,219,200
Cash and cash equivalents and restricted cash	36,790,878	39,892,720
Other assets	11,216,863	12,125,637
Debt obligations (at fair market value)	(472,111,371)	(470,173,327)
Due to related parties(1)	(6,161,237)	(5,742,015)
Accounts payable and other liabilities	(20,781,586)	(21,463,942)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(29,763)	(38,200)
Non-controlling interests in subsidiaries	(287,395,838)	(287,590,349)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$318,598,732	$323,137,324
Number of outstanding shares	14,435,117	14,633,857

(1) Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

(2) The distribution fee that is payable as of January 31, 2024 related to Class TX, Class T, Class S and Class D shares of common stock is shown in the table below.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share by class as of January 31, 2024.

NAV Per Share	Class AX, IX and I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Total
Total Gross Assets at Fair Value	$930,553,401	$12,766,443	$112,311,202	$48,903,941	$543,540	$1,105,078,527
Distribution fees due and payable	—	(3,180)	(23,451)	(3,019)	(113)	(29,763)
Debt obligations (at fair market value)	(397,550,790)	(5,454,077)	(47,981,564)	(20,892,729)	(232,211)	(472,111,371)
Due to related parties	(5,188,193)	(71,178)	(626,178)	(272,658)	(3,030)	(6,161,237)
Accounts payable and other liabilities	(17,499,548)	(240,079)	(2,112,072)	(919,664)	(10,223)	(20,781,586)
Accrued performance participation allocation	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(242,007,394)	(3,320,147)	(29,208,578)	(12,718,362)	(141,357)	(287,395,838)
Quarterly NAV	$268,307,476	$3,677,782	$32,359,359	$14,097,509	$156,606	$318,598,732
Number of outstanding shares	12,155,378	166,762	1,467,068	638,809	7,100	14,435,117
NAV per share	$22.07	$22.05	$22.06	$22.07	$22.06

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	January 31, 2024
Stockholders’ equity under U.S. GAAP	$ 544,292,209
Adjustments:
Unrealized depreciation of real estate	(68,687,937)
Unrealized appreciation of real estate-related assets	3,350,602
Organization and offering costs	—
Acquisition costs	(8,731,008)
Deferred financing costs, net	(4,494,122)
Accrued distribution fee(1)	(2,119)
Accumulated depreciation and amortization	96,109,392
Fair value adjustment of debt obligations	63,657,063
Deferred rent receivable	(11,730,091)
Derivative assets, at fair value	(7,773,657)
Non-controlling interests in subsidiaries	(287,395,838)
NAV	$ 318,598,732

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

The valuations of our real properties as of January 31, 2024 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.5%	5.8%	5.6%	6.0%	6.0%
Residual Discount Rate	7.2%	6.7%	6.8%	6.8%	6.9%
Average Holding Period (Yrs)	9.5	7.9	10.0	13.0	9.2

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.4%	-3.1%	-2.6%	-2.0%	-2.7%
	0.25% Decrease	2.6%	3.4%	2.9%	2.2%	2.9%
Discount Rates	0.25% Increase	-1.7%	-1.4%	-1.9%	-2.2%	-1.7%
	0.25% Decrease	1.7%	1.5%	1.9%	2.2%	1.7%

d

January 31, 2024 Portfolio

As of January 31, 2024, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•
2024 – 0.0%
•
2025 – 0.0%
•
2026 – 0.0%
•
2027 – 19.6%
•
2028 – 16.8%
•
2029 – 0.0%
•
2030 – 0.0%
•
2031 – 30.5%
•
2032 – 23.4%
•
2033 – 0.0%
•
After 2034 – 9.6%

As of January 31, 2024, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•
Multifamily – 36.4%
•
Single Tenant Office – 30.5%
•
Single Tenant Industrial – 29.8%
•
Single Tenant Life Sciences – 1.7%
•
Single Tenant Necessity Retail – 1.6%

As of January 31, 2024, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•
Texas – 30.9%
•
Ohio – 27.7%
•
California – 14.4%
•
South Carolina – 6.6%
•
Maryland – 5.9%
•
Arizona – 4.5%
•
New Jersey – 2.1%
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Illinois – 2.5%
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Pennsylvania – 2.3%
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Michigan – 1.6%
•
Kansas – 1.4%
•
Indiana – 0.1%

As of January 31, 2024, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•
Common Equity – 93.3%
•
Mezzanine Loan – 2.4%
•
Preferred Equity – 2.3%
•
Real Estate-Related Security – 2.0%

As of January 31, 2024, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up all debt maturing in 2023 – 2025, and has two one-year extension options), based on principal balances and adjusted for ownership percentage, was as follows:

•
2024 – 31.2%
•
2025 – 0.0%
•
2026 – 0.0%
•
2027 – 2.1%
•
2028 – 9.9%
•
2029 – 0.0%
•
2030 – 4.1%
•
2031 – 27.7%
•
2032 – 24.4%
•
2033 – 0.5%
•
After 2034 – 0.0%

As of January 31, 2024, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily, mezzanine and preferred equity investments), based on each asset’s fair value used in determining our NAV, was 7.0 years.

As of January 31, 2024, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 94.1%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of January 31, 2024, the total value of real estate assets (investment in real estate, investments in real estate-related assets, and investment in debt securities) used in determining our NAV was $1.1 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $498 million.

As of January 31, 2024, we held $9.7 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $36.5 million of available capacity to draw on our credit facility.

Status of Our Offerings

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan (the “Offering”). Aggregate issuances pursuant to our public offering immediately preceding the Offering (the “Prior Offering”) consisted of (i) 11,327,085 shares of our common stock in the primary offering for total proceeds of $290.5 million and
(ii) 281,230 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $7.1 million. On February 1, 2024, pursuant to the Prior Offering, we issued and sold (i) 132,500 shares of our common stock in the primary offering for total proceeds of $3.0 million and (ii) 12,238 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $0.270 million. As of January 31, 2024, our aggregate NAV was $319 million. In the month ended January 31, 2024, we received repurchase requests that exceeded the applicable limits under our share repurchase program. Accordingly, on January 31, 2024, we repurchased 292,538 shares of common stock pursuant to our share repurchase program for aggregate consideration of $6.5 million, which represents 63% of repurchase requests. We intend to continue selling shares on a monthly basis.